

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

August 7, 2007

John Voris, Chief Executive Officer
HAPC, Inc.
350 Madison Avenue, 20th Floor
New York, NY 10017

> Re: **HAPC, Inc.**
> **Amendment No. 4 to Proxy Statement on**
> **Schedule 14A**
> **Filed July 24, 2007**
> **File No. 000-51902**

Dear Mr. Voris,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue comment four of our letter dated July 16, 2007. Specifically name the business contact at Bank of America that was contacted by Ms. Enright's husband. Specify when this contact occurred and disclose how the parties knew each other. Clarify whether there were any prior contacts with this business contact. Provide a more detailed timeline of the contacts between the parties.

2. Please include the revised fairness opinion to reflect your supplemental response to prior comment 22. Also, please file on EDGAR the marked page that was sent to us via facsimile indicating the proposed change to the fairness opinion.

3. Please add separate column(s) to the beneficial ownership table to reflect the amount and percent of ownership now and post business combination. The post-business combination information should include the warrants, where known.

InfuSystem Executive Compensation and Other Information, page 84

4. We note your response to comment nine of our letter dated July 16, 2007 and the revised disclosure on page 85 that I-Flow management allocates compensation based on the purpose of each element and to align management's interest. Your response is general and does not provide the specific disclosure sought in our comment. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account.

5. We note your response to comment 10 of our letter dated July 16, 2007 and the additional disclosure on page 85 and 86. You disclose on page 86 that "Infusystem itself does not directly benchmark its compensation against any of its competitors. . . ." On page 85 you disclose that "base salaries are used to be competitive with similarly sized companies. . . ." Please revise to explain how you determine your base salaries are competitive with similarly sized companies if you do not review the compensation provided by your competitors. Also, clarify what you mean by the term "competitive." Name the compensation surveys and data sources used in the compensation process and provide clear disclosure as to how such information was used in the compensation process. Lastly, discuss how the range for base salaries is determined. We may have further comment.

6. Discuss in greater detail the role of the compensation consultant, WNB Consulting LLC.

7. We note your response to comment 12 of our letter dated July 16, 2007 that you have refrained from disclosing the sales quotas for Mr. Norkus and Mr. Bryniarksi on page 87, the two named executive officers who are eligible for commissions as members of sales management, pursuant to Instruction 4 to Item 402(b). Provide a supplemental analysis as to basis for exclusion pursuant to Instruction 4 to Item 402(b). We may have further comment. To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

8. Disclose the 2006 management incentive plan in addition to the 2007 plan, including any performance goals and target awards relating to this plan, since this plan would have been the plan that resulted in the compensation for 2006, as reflected in the compensation tables. Discuss the threshold, target and maximum levels of performance and how these amounts would be achieved. We may have further comment.

9. Add clear disclosure as to whether the present acquisition will result in each named executive officer realizing the amounts in the change in control column on page 94. The current disclosure only seems to focus on the bonus row. If so, consider creating a separate table to reflect the specific consideration and other payments to be received by each of the named executive officers upon the occurrence of the present acquisition.

10. Add narrative disclosure of the terms of the change in control/termination agreements. For example, we note the accelerated vesting of equity awards. Clarify the terms of the acceleration. Also, clarify how the bonus is determined.

Note 9. Subsequent Event, page F-60

11. We note your inclusion of footnote 9 to InfuSystem, Inc.'s audited financial statements. Given the magnitude of your expected liability and expense reversals related to the favorable ruling on Michigan use taxes, please disclose the related liability and expense amounts recorded to date and clarify the impact of the expected reversals.

* * * *

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to David Walz at (202) 551-3398. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Martina Broshahan
        Fax No. 212-309-6001